                                 EASTMAN COMPANY
                                  BUILDING 280
                             200 SOUTH WILCOX DRIVE
                           KINGSPORT, TENNESSEE 37660



                               December 13, 2001




VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Filing Desk

      Re:   Eastman Company Registration Statement on Form 10 (File No. 1-16679)

Ladies and Gentlemen:

         In accordance with the provisions of Section 12(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Eastman Company (the "Company") hereby requests the withdrawal and termination of its registration statement (the "Registration Statement") on Form 10 (File No. 1-16679), as amended, originally filed with the Securities and Exchange Commission (the "SEC") on August 31, 2001 and declared effective on November 9, 2001.

         Concurrently herewith, the Company is also filing a Form 15 to effectuate the suspension of its duty to file reports under Sections 13 and 15(d) of the Exchange Act.

         The Company's common stock, and associated preferred stock purchase rights, have been approved for listing on the New York Stock Exchange (the "NYSE") subject to official notice of issuance, but none of such shares have been issued or traded on the NYSE. The Company is concurrently withdrawing its Supplemental Listing Application to list such shares on the NYSE, and a copy of such letter is attached hereto.

         The reason for the withdrawal and termination of registration is because the Company's parent company, Eastman Chemical Company, has announced that it is delaying the planned spin-off of the Company's common stock due to adverse market conditions and lack of near term visibility. Accordingly, the Company will remain a privately held, wholly owned subsidiary of Eastman Chemical Company.


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         For the foregoing reasons, the Company respectfully requests that the
SEC issue an order (or other appropriate confirmation) granting the withdrawal of the Registration Statement as soon as possible, and provide a copy of such order to the undersigned as soon as it is available, and a copy of such order to Lizanne Thomas, Jones, Day, Reavis & Pogue, counsel to the Company.

         If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (423) 229-2000.


Sincerely,

EASTMAN COMPANY



By:  /s/ Theresa K. Lee
     -------------------------
     Theresa K. Lee, Secretary

Attachment

cc:  Mr. M. Christopher Owings (via facsimile)
     Ms. Gail Pierce (via facsimile)
     Lizanne Thomas, Esq.



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                           JONES, DAY, REAVIS & POGUE
                               3500 SUNTRUST PLAZA
                           303 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30308


                               December 13, 2001

Via Facsimile and Overnight Mail

Mr. Jon Kiesel
New York Stock Exchange, Inc.
20 Broad Street, 16th Floor
New York, NY  10005

                 Re:      Eastman Company Supplemental Listing Application

Dear Jon:

On behalf of Eastman Company (the "Company"), we hereby withdraw the Company's Supplemental Listing Application, dated November 6, 2001, to list up to 90,000,000 shares of the Company's common stock and associated preferred stock purchase rights on the New York Stock Exchange.

Concurrently herewith, the Company is filing a Form 15 with the Securities and Exchange Commission (the "SEC") in order to effectuate the suspension of its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance with the provisions of Section 12(d) of the Exchange Act, is also submitting to the SEC a request for withdrawal and termination of registration under the Exchange Act. Copies of the Form 15 and the request for withdrawal and termination are enclosed herewith.

Please acknowledge receipt of this letter, and confirm the foregoing withdrawal, by signing below and returning a copy of the letter in the enclosed postage paid envelope.

Should you require any additional information, please contact me at (404) 581-8757.

                                                     Sincerely,

                                                     /s/Ronald A. Landen
                                                     -------------------
                                                     Ronald A. Landen

RECEIVED AND CONFIRMED:
NEW YORK STOCK EXCHANGE, INC.

By:
   --------------------------------------------------
Name:
      -----------------------------------------------
Title:
        ---------------------------------------------

cc:      Theresa K. Lee, Esq.
         Brian L. Henry, Esq.
         Lizanne Thomas, Esq.
         Mark L. Hanson, Esq.
         Neil M. Simon, Esq.